The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404
202-239-3300 | Fax: 202-239-3333

David E. Brown, Jr.	Direct Dial: 202-239-3345	Email: david.brown@alston.com

March 5, 2025

VIA EDGAR

Mr. Perry Hindin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street NE

Washington, DC 20549

Re:	CEDAR REALTY TRUST, INC.

SC TO-I filed February 21, 2025

File No. 005-38070

Dear Mr. Hindin:

On behalf of Cedar Realty Trust, Inc. (the “Company”), we are submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), Division of Corporation Finance, Office of Mergers & Acquisitions, set forth in your letter dated February 27, 2025, with respect to the above-referenced Schedule TO-I filed with the SEC on February 21, 2025 (the “Schedule TO-I”), relating to the Company’s offer to purchase up to an aggregate amount paid of $9,500,000 of its 6.50% Series C Cumulative Redeemable Preferred Stock (the “Series C Shares”) and its 7.25% Series B Cumulative Redeemable Preferred Stock (the “Series B Shares”).

The Company is contemporaneously filing Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”) together with this letter via the EDGAR system.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed by the response to the comment. Terms not otherwise defined in this letter have the meanings set forth in the Schedule TO-I.

Schedule TO-I filed February 21, 2025

General

1.	Comment: With a view towards improved disclosure, please advise us what consideration was given to including disclosure that holders of the Series B Shares may ultimately not have any of their tendered shares accepted for purchase if the aggregate purchase price for Series C Shares that are validly tendered equals or exceeds the Maximum Aggregate Purchase Amount.

Response: In response to the Staff’s comment, the Company has supplemented its disclosure as set forth in Amendment No. 1.

Conditions of the Offers, page 22

2.	Comment: A tender offer may be conditioned on a variety of events and circumstances if they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise the following conditions so that they are objectively determinable.

●	“…there has been any action threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked…” located in the first bullet point condition on page 22 (emphasis added); and

●	“…we learn that any change or changes have occurred or are threatened in our or our subsidiaries’ or affiliates’ business…” located in the last bullet point condition on page 23 (emphasis added).

Response: In response to the Staff’s comment, the Company has revised the conditions as set forth in Amendment No. 1.

3.	Comment: If a tender offer does not contain offer conditions, an offeror that makes a tender offer must purchase all the securities tendered regardless of the circumstances, or the offeror risks making an illusory tender offer in contravention of Exchange Act Section 14(e). If the aggregate purchase price for Series C Shares that are validly tendered and not properly withdrawn as of the Expiration Date equals or exceeds the Maximum Aggregate Purchase Amount, the Company will not purchase any Series B Shares tendered, thereby inviting the question as to whether the Series B Offer was illusory. To avoid potential compliance issues under Section 14(e), please consider including an offer condition that accounts for the possibility that no Series B Shares will be purchased in the above scenario.

Response: In response to the Staff’s comment, the Company has added an offer condition as set forth in Amendment No. 1.

Should you have any further questions or need additional information, please do not hesitate to contact me at 202-239-3345 or Bhanu Mathur at 202-239-3412.

Sincerely,

/s/ David E. Brown, Jr.
David E. Brown, Jr.

cc:	M. Andrew Franklin, Cedar Realty Trust, Inc.
Bhanu Mathur, Alston & Bird LLP

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